UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

AMOUNTS AS TO
	WHICH	NAMES OF
	REGISTRATION	EXCHANGES ON
TITLE OF ISSUE	IS EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Chia Tiger

Chief Legal Officer and

Head of Israel Economic Mission – Western Hemisphere

Ministry of Finance

of the State of Israel

800 Second Avenue

17th Floor
New York, New York 10017

Copies to:

DAVID MENCHEL, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

*	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission certain exhibits to Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as amended.

EXHIBIT INDEX

Exhibit Number

A:	None.

B:	None.

C-1:	(P) Copy of the State Budget Proposal for Fiscal Years 2015–2016 (in Hebrew).**

C-2:	(P) Copy of the State Budget Proposal for Fiscal Years 2017–2018 (in Hebrew).***

D:	Current Description of the State of Israel.*

D-1:	Recent Developments in the State as of September 6, 2017.*

D-2:	Recent Developments in the State as of January 1, 2018.*

D-3:	Recent Developments in the State as of January 10, 2018.

E:	Form of Fiscal Agency Agreement, dated as of March 13, 2000, between the Registrant and Citibank, N.A. as Fiscal Agent.****

F:	Form of Amendment No. 1, dated as of February 24, 2004, to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.****

G:	Form of Amendment No. 2, dated as of January 5, 2016, to the Fiscal Agency Agreement, as amended by Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.*

H:	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel dated January 17, 2018.

I:	Opinion of Arnold & Porter Kaye Scholer LLP dated January 17, 2018.

J:	Underwriting Agreement dated January 10, 2018 by and among the State of Israel, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman Sachs & Co. LLC.

* Previously filed.

** Previously filed by paper filing under cover of Form SE on January 6, 2016, pursuant to Rules 306(c) and 311 of Regulation S-T.

*** Previously filed by paper filing under cover of Form SE on June 30, 2017, pursuant to Rules 306(c) and 311 of Regulation S-T

**** Previously filed in connection with Registration Statement No. 333-184134.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 17th day of January, 2018.

STATE OF ISRAEL

By:	/s/ Rony Hizkiyahu
Rony Hizkiyahu
Accountant General
Ministry of Finance

By:	/s/ Gil Cohen
Gil Cohen
Senior Deputy Accountant General
Ministry of Finance

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